COMMENTS RECEIVED ON 12/18/2025

FROM RYAN SUTCLIFFE

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity CLO ETF

POST-EFFECTIVE AMENDMENT NO. 138

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity AAA CLO ETF

POST-EFFECTIVE AMENDMENT NO. 34

1)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Purchasing CLOs in both the primary market and the secondary market.”

C:

The Staff requests we consider reflecting the key differences between investing in CLOs on the primary and secondary markets and discuss, if applicable, how the Adviser’s evaluation of investment opportunities may differ between primary and secondary markets.

R:

The following disclosure is included in the “Fund Summary and Investment Details - Principal Investment Risks” sections for each fund (revised as it will appear in the final filing, unrelated to this comment):

“Additionally, newly issued CLO securities purchased in the primary market typically experience delayed or extended settlement periods, possibly longer than seven days. In the period following a purchase of CLO securities in the primary market and prior to settlement, these CLO securities may be considered less liquid than similar CLOs available in the secondary market. In such circumstances the fund bears a risk of loss if the value of the CLO declines before the settlement date or if the fund is required to sell the CLO security prior to settlement. There is also the risk that the security will not be issued or that the counterparty will not meet its obligation, resulting in a loss of the investment opportunity. The proceeds from the sale of CLO securities may not be readily available to make additional investments or to meet the fund’s redemption obligations.”

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that not all the principal risks discussed in Item 9 are identified in Item 4 (e.g., covenant-lite loans). The Staff requests we make sure the same material risks are identified in both sections.

R:

We will add the disclosure below to the “Issuer-Specific Changes” risk in the Fund Summary section:

•

Issuer-Specific Changes.

The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

A decline in the credit quality of an issuer or a provider of credit support (such as guarantees) or a maturity-shortening structure (such as demand and put features) for a security can cause the price of a security to decrease.

Investments in covenant-lite loans carry more risk than traditional loans as they allow issuers to engage in activities that would otherwise be difficult or impossible under a traditional loan agreement. In the event of default, covenant-lite obligations have lower recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.